Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and nine months ended September 30, 2022 and 2021

Rogers Communications Inc.	1	Third Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2022	2021	2022	2021

Revenue	5	3,743	3,666	11,230	10,736

Operating expenses:
Operating costs	6	2,160	2,066	6,516	6,371
Depreciation and amortization		644	642	1,928	1,927
Restructuring, acquisition and other	7	85	63	252	223
Finance costs	8	331	207	946	631
Other expense (income)	9	19	20	(5)	14

Income before income tax expense		504	668	1,593	1,570
Income tax expense		133	178	421	417

Net income for the period		371	490	1,172	1,153

Earnings per share:
Basic	10	$0.73	$0.97	$2.32	$2.28
Diluted	10	$0.71	$0.94	$2.28	$2.27
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021

Net income for the period	371	490	1,172	1,153

Other comprehensive (loss) income:

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value	(239)	(127)	(454)	210
Related income tax recovery (expense)	32	16	61	(28)

Equity investments measured at FVTOCI	(207)	(111)	(393)	182

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain in fair value of derivative instruments	87	698	512	383
Reclassification to net income of gain on debt derivatives	(1,254)	(319)	(1,464)	(9)
Reclassification to net income or property, plant and equipment of (gain) loss on expenditure derivatives	(11)	23	(4)	82
Reclassification to net income for accrued interest	(3)	(4)	(4)	(11)
Related income tax recovery (expense)	99	(105)	51	(70)

Cash flow hedging derivative instruments	(1,082)	293	(909)	375

Share of other comprehensive income of equity-accounted investments, net of tax	15	6	17	—

Other comprehensive (loss) income for the period	(1,274)	188	(1,285)	557

Comprehensive (loss) income for the period	(903)	678	(113)	1,710

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at September 30	As at December 31
	Note	2022	2021

Assets
Current assets:
Cash and cash equivalents		687	715
Restricted cash and cash equivalents	11	12,837	—
Accounts receivable	12	3,731	3,847
Inventories		325	535
Current portion of contract assets		111	115
Other current assets		523	497
Current portion of derivative instruments	11	435	120
Total current assets		18,649	5,829

Property, plant and equipment		15,325	14,666
Intangible assets		12,262	12,281
Investments	13	1,995	2,493
Derivative instruments	11	1,358	1,431
Financing receivables	12	716	854
Other long-term assets		453	385
Goodwill		4,025	4,024

Total assets		54,783	41,963

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	14	3,015	2,200
Accounts payable and accrued liabilities		3,243	3,416
Income tax payable		—	115
Other current liabilities		157	607
Contract liabilities		354	394
Current portion of long-term debt	15	685	1,551
Current portion of lease liabilities	16	351	336
Total current liabilities		7,805	8,619

Provisions		52	50
Long-term debt	15	31,550	17,137
Lease liabilities	16	1,661	1,621
Other long-term liabilities		598	565
Deferred tax liabilities		3,455	3,439
Total liabilities		45,121	31,431

Shareholders' equity	17	9,662	10,532

Total liabilities and shareholders' equity		54,783	41,963

Subsequent events	14, 17, 22
Contingent liabilities	15, 21

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2022	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2022	71	111,153	397	393,772	8,912	993	161	(2)	10,532
Net income for the period	—	—	—	—	1,172	—	—	—	1,172

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(393)	—	—	(393)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(909)	—	(909)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	17	17
Total other comprehensive (loss) income	—	—	—	—	—	(393)	(909)	17	(1,285)
Comprehensive income for the period	—	—	—	—	1,172	(393)	(909)	17	(113)

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	19	(19)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(757)	—	—	—	(757)
Share class exchange	—	(1)	—	1	—	—	—	—	—
Total transactions with shareholders	—	(1)	—	1	(757)	—	—	—	(757)

Balances, September 30, 2022	71	111,152	397	393,773	9,346	581	(748)	15	9,662

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2021	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2021	71	111,154	397	393,771	7,916	999	194	(4)	9,573
Net income for the period	—	—	—	—	1,153	—	—	—	1,153

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	182	—	—	182
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	375	—	375
Total other comprehensive income (loss)	—	—	—	—	—	182	375	—	557
Comprehensive income for the period	—	—	—	—	1,153	182	375	—	1,710

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	2	(2)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(757)	—	—	—	(757)
Total transactions with shareholders	—	—	—	—	(757)	—	—	—	(757)

Balances, September 30, 2021	71	111,154	397	393,771	8,314	1,179	569	(4)	10,526

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2022	2021	2022	2021
Operating activities:
Net income for the period		371	490	1,172	1,153
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		644	642	1,928	1,927
Program rights amortization		10	10	49	46
Finance costs	8	331	207	946	631
Income tax expense		133	178	421	417
Post-employment benefits contributions, net of expense		35	44	(28)	(47)
Other		9	—	8	46
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		1,533	1,571	4,496	4,173
Change in net operating assets and liabilities	21	154	80	49	87
Income taxes paid		(145)	(175)	(430)	(675)
Interest paid		(326)	(157)	(767)	(571)

Cash provided by operating activities		1,216	1,319	3,348	3,014

Investing activities:
Capital expenditures		(872)	(739)	(2,299)	(1,942)
Additions to program rights		(17)	(18)	(39)	(41)
Changes in non-cash working capital related to capital expenditures and intangible assets		118	23	22	55
Acquisitions and other strategic transactions, net of cash acquired		—	(743)	(9)	(743)
Other		12	14	73	30

Cash used in investing activities		(759)	(1,463)	(2,252)	(2,641)

Financing activities:
Net proceeds received from short-term borrowings	14	134	1,146	745	1,143
Net issuance (repayment) of long-term debt	15	—	—	12,711	(1,450)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	11	27	(11)	(27)	(16)
Transaction costs incurred	15	(557)	—	(726)	(11)
Principal payments of lease liabilities	16	(80)	(71)	(233)	(194)
Dividends paid		(253)	(253)	(757)	(757)

Cash (used in) provided by financing activities		(729)	811	11,713	(1,285)

Change in cash and cash equivalents and restricted cash and cash equivalents		(272)	667	12,809	(912)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		13,796	905	715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period		13,524	1,572	13,524	1,572

Cash and cash equivalents		687	1,572	687	1,572
Restricted cash and cash equivalents	11	12,837	—	12,837	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period		13,524	1,572	13,524	1,572

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2022

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the nine months ended September 30, 2022, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2021 (2021 financial statements).

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2022 (third quarter 2022 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2021 financial statements with the exception of new accounting policies that were adopted on January 1, 2022 as described in note 2. These third quarter 2022 interim financial statements were approved by RCI's Board of Directors (the Board) on November 8, 2022.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these third quarter 2022 interim financial statements include only significant transactions and changes occurring for the nine months since our year-end of December 31, 2021 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These third quarter 2022 interim financial statements should be read in conjunction with the 2021 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2022
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2022. The adoption of these standards have not had a material impact on our financial results.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.

Rogers Communications Inc.	7	Third Quarter 2022

•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.
•Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts (January 1, 2023).
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (effective date to be determined).
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information (January 1, 2023).
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates" (January 1, 2023).
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes (January 1, 2023).
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. (January 1, 2024).

We do not expect IFRS 17, Insurance Contracts, or the amendments to existing standards to have any material impacts on our consolidated financial statements.

NOTE 3: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us strong access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As at September 30, 2022 and December 31, 2021, we met our objectives for these metrics.

Rogers Communications Inc.	8	Third Quarter 2022

		As at September 30	As at December 31
(In millions of dollars)	Note	2022	2021

Current portion of long-term debt	15	685	1,551
Long-term debt	15	31,550	17,137
Deferred transaction costs and discounts	15	883	185
		33,118	18,873
Add (deduct):
Subordinated notes adjustment [1]		(1,514)	(1,000)
Net debt derivative assets [2]		(1,414)	(1,260)
Credit risk adjustment related to net debt derivative assets [3]		(54)	(18)
Short-term borrowings	14	3,015	2,200
Current portion of lease liabilities	16	351	336
Lease liabilities	16	1,661	1,621
Cash and cash equivalents		(687)	(715)
Restricted cash and cash equivalents [4]	11	(12,837)	—

Adjusted net debt		21,639	20,037

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2022	2021

Adjusted net debt	21,639	20,037
Divided by: trailing 12-month adjusted EBITDA	6,236	5,887

Debt leverage ratio	3.5	3.4
1    For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    Net debt derivative assets consists of the net fair value of our debt derivatives on issued debt.
3    For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
4    For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the proposed acquisition of Shaw Communications Inc. (Shaw) (Transaction) or, if unable to be consummated, be used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Transaction or the redemption of the senior notes.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2022	2021	2022	2021

Adjusted EBITDA	4	1,583	1,600	4,714	4,365
Deduct:
Capital expenditures [1]		872	739	2,299	1,942
Interest on borrowings, net and capitalized interest	8	287	179	847	545
Cash income taxes [2]		145	175	430	675

Free cash flow		279	507	1,138	1,203
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Rogers Communications Inc.	9	Third Quarter 2022

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2022	2021	2022	2021

Cash provided by operating activities		1,216	1,319	3,348	3,014
Add (deduct):
Capital expenditures		(872)	(739)	(2,299)	(1,942)
Interest on borrowings, net and capitalized interest	8	(287)	(179)	(847)	(545)
Interest paid		326	157	767	571
Restructuring, acquisition and other	7	85	63	252	223
Program rights amortization		(10)	(10)	(49)	(46)
Change in net operating assets and liabilities	21	(154)	(80)	(49)	(87)
Other adjustments [1]		(25)	(24)	15	15

Free cash flow		279	507	1,138	1,203
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage, and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at September 30, 2022 and December 31, 2021, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our restricted cash and cash equivalents (see note 11) are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Transaction (see note 22). Our $6 billion non-revolving credit facility (term loan facility) related to the Transaction is also not included in available liquidity as we can only draw on that facility to partially fund the Transaction. Our Canada Infrastructure Bank credit agreement (see note 15) is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

As at September 30, 2022		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		687	—	—	—	687
Bank credit facilities [2]:
Revolving	15	4,000	—	8	1,018	2,974
Outstanding letters of credit		72	—	72	—	—
Receivables securitization [2]	14	2,000	2,000	—	—	—

Total		6,759	2,000	80	1,018	3,661
1    The US CP program amounts are gross of the discount on issuance.
2 The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Rogers Communications Inc.	10	Third Quarter 2022

As at December 31, 2021		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		715	—	—	—	715
Bank credit facilities [2]:
Revolving	15	4,000	—	8	894	3,098
Non-revolving	14	507	507	—	—	—
Outstanding letters of credit	15	72	—	72	—	—
Receivables securitization [2]	14	1,200	800	—	—	400

Total		6,494	1,307	80	894	4,213
1    The US CP program amounts are gross of the discount on issuance.
2 The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

NOTE 4: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2021 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Information by Segment

Three months ended September 30, 2022	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	2,267	975	530	(29)	3,743
Operating costs	6	1,174	510	454	22	2,160

Adjusted EBITDA		1,093	465	76	(51)	1,583

Depreciation and amortization						644
Restructuring, acquisition and other	7					85
Finance costs	8					331
Other expense	9					19

Income before income taxes						504

Rogers Communications Inc.	11	Third Quarter 2022

Three months ended September 30, 2021	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	2,215	1,016	473	(38)	3,666
Operating costs	6	1,108	500	440	18	2,066

Adjusted EBITDA		1,107	516	33	(56)	1,600

Depreciation and amortization						642
Restructuring, acquisition and other	7					63
Finance costs	8					207
Other expense	9					20

Income before income taxes						668

Nine months ended September 30, 2022	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	6,619	3,052	1,671	(112)	11,230
Operating costs	6	3,323	1,516	1,659	18	6,516

Adjusted EBITDA		3,296	1,536	12	(130)	4,714

Depreciation and amortization						1,928
Restructuring, acquisition and other	7					252
Finance costs	8					946
Other income	9					(5)

Income before income taxes						1,593

Nine months ended September 30, 2021	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	6,353	3,049	1,459	(125)	10,736
Operating costs	6	3,225	1,554	1,560	32	6,371

Adjusted EBITDA		3,128	1,495	(101)	(157)	4,365

Depreciation and amortization						1,927
Restructuring, acquisition and other	7					223
Finance costs	8					631
Other expense	9					14

Income before income taxes						1,570

Rogers Communications Inc.	12	Third Quarter 2022

NOTE 5: REVENUE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Wireless
Service revenue	1,761	1,706	5,275	4,931
Equipment revenue	506	509	1,344	1,422

Total Wireless	2,267	2,215	6,619	6,353

Cable
Service revenue	968	1,008	3,035	3,036
Equipment revenue	7	8	17	13

Total Cable	975	1,016	3,052	3,049

Total Media	530	473	1,671	1,459

Corporate items and intercompany eliminations	(29)	(38)	(112)	(125)

Total revenue	3,743	3,666	11,230	10,736

Total service revenue	3,230	3,149	9,869	9,301
Total equipment revenue	513	517	1,361	1,435

Total revenue	3,743	3,666	11,230	10,736

NOTE 6: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Cost of equipment sales	526	516	1,399	1,444
Merchandise for resale	54	60	171	193
Other external purchases	969	907	3,221	3,065
Employee salaries, benefits, and stock-based compensation	611	583	1,725	1,669

Total operating costs	2,160	2,066	6,516	6,371

NOTE 7: RESTRUCTURING, ACQUISITION AND OTHER
During the three and nine months ended September 30, 2022, we incurred $85 million and $252 million (2021 - $63 million and $223 million), respectively, in restructuring, acquisition and other expenses, which included $54 million and $145 million (2021 - $45 million and $75 million), respectively, of incremental costs supporting acquisition and integration activities related to the Transaction (see note 22), including certain costs related to a committed credit facility, which was terminated during the three months ended March 31, 2022 (see note 14).

The remaining costs for the quarter and year to date in 2022 were primarily severance costs associated with the targeted restructuring of our employee base. The remaining costs for the quarter and year to date in 2021 were primarily incremental, temporary costs incurred in response to the COVID-19 pandemic, and severance costs associated with the targeted restructuring of our employee base. Additionally, the remaining costs year to date in 2021 consisted of certain contract termination costs.

Rogers Communications Inc.	13	Third Quarter 2022

NOTE 8: FINANCE COSTS

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2022	2021	2022	2021

Interest on borrowings		227	184	665	557
Interest on Shaw senior note financing	15	139	—	308	—

Total interest on borrowings [1]		366	184	973	557
Interest earned on restricted cash and cash equivalents		(71)	—	(105)	—

Interest on borrowings, net		295	184	868	557
Interest on lease liabilities	16	21	18	58	54
Interest on post-employment benefits liability		—	4	(1)	11
Loss on foreign exchange		127	19	146	9
Change in fair value of derivative instruments		(125)	(21)	(142)	(9)
Capitalized interest		(8)	(5)	(21)	(12)
Other		21	8	38	21

Total finance costs		331	207	946	631
1Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 9: OTHER EXPENSE (INCOME)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Losses from associates and joint ventures	29	29	29	44
Other investment income	(10)	(9)	(34)	(30)

Total other expense (income)	19	20	(5)	14

NOTE 10: EARNINGS PER SHARE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts)	2022	2021	2022	2021

Numerator (basic) - Net income for the period	371	490	1,172	1,153

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	505	505	505	505
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1	1	1

Weighted average number of shares outstanding - diluted	506	506	506	506

Earnings per share:
Basic	$0.73	$0.97	$2.32	$2.28
Diluted	$0.71	$0.94	$2.28	$2.27

For the three and nine months ended September 30, 2022 and 2021, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three and nine months ended September 30, 2022 was reduced by $11 million and $16 million (2021 - $16 million and $4 million), respectively, in the diluted earnings per share calculation.

A total of 9,357,920 and 5,119,998 options were out of the money for the three and nine months ended September 30, 2022 (2021 - 1,194,605 and 4,076,714), respectively. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

Rogers Communications Inc.	14	Third Quarter 2022

NOTE 11: FINANCIAL INSTRUMENTS

Restricted Cash and Cash Equivalents
In March 2022, we issued US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see note 15). At the same time, we terminated the committed credit facility we entered into in March 2021 (see note 14). The arrangement agreement between Rogers and Shaw (see note 22) requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted $12,837 million in funds, which are recognized as "restricted cash and cash equivalents" on our interim condensed consolidated statement of financial position. These funds have been invested in short-term, highly liquid investments substantially including bank term deposits and Canadian federal and provincial government bonds and are readily convertible to cash without penalty. The invested funds were initially recognized at fair value and are subsequently measured at amortized cost.

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

With the exception of the debt derivatives related to our US dollar-denominated notes due 2025, all of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, and all of our currently outstanding expenditure derivatives, have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 14). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated notes due 2025 and our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2022 and 2021.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives settled	—	—	—	400	1.268	507
Net cash received on settlement			—			9

US commercial paper program
Debt derivatives entered	2,052	1.317	2,702	5,295	1.288	6,818
Debt derivatives settled	1,960	1.308	2,564	5,259	1.285	6,758
Net cash received on settlement			27			48

Rogers Communications Inc.	15	Third Quarter 2022

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	400	1.255	502	400	1.255	502

US commercial paper program
Debt derivatives entered	1,136	1.267	1,439	1,956	1.261	2,467
Debt derivatives settled	628	1.263	793	1,568	1.259	1,974
Net cash paid on settlement			(11)			(16)

As at September 30, 2022, we had nil and US$740 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2021 - US$400 million and US$704 million), respectively.

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the nine months ended September 30, 2022. We did not enter into or settle any debt derivatives related to senior notes issued during the nine months ended September 30, 2021.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
2    The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity, resulting in a repayment of $1,019 million, including $75 million on settlement of the associated debt derivatives.

As at September 30, 2022, we had US$16,100 million (December 31, 2021 - US$9,050 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives.

During the nine months ended September 30, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at September 30, 2022, we had no forward starting cross-currency swaps outstanding (December 31, 2021 - US$2 billion).

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2022 and 2021.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	40	1.350	54	111	1.306	145
Debt derivatives settled	32	1.344	43	90	1.311	118

Rogers Communications Inc.	16	Third Quarter 2022

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	25	1.240	31	99	1.253	124
Debt derivatives settled	22	1.318	29	56	1.339	75

As at September 30, 2022, we had US$214 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2021 - US$193 million) with terms to maturity ranging from October 2022 to September 2025 (December 31, 2021 - January 2022 to December 2024) at an average rate of $1.296/US$ (December 31, 2021 - $1.301/US$).

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at September 30, 2022, we had no interest rate derivatives outstanding.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

The tables below summarize the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2022 and 2021.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	852	1.251	1,066
Expenditure derivatives settled	255	1.282	327	735	1.288	947

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.250	150	330	1.245	411
Expenditure derivatives settled	255	1.361	347	735	1.361	1,000

As at September 30, 2022, we had US$1,185 million notional amount of expenditure derivatives outstanding (December 31, 2021 - US$1,068 million) with terms to maturity ranging from October 2022 to December 2023 (December 31, 2021 - January 2022 to December 2023) at an average rate of $1.259/US$ (December 31, 2021 - $1.287/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	17	Third Quarter 2022

As at September 30, 2022, we had equity derivatives outstanding for 5.0 million (December 31, 2021 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2021 - $53.10).

During the nine months ended September 30, 2021, we entered into 0.4 million equity derivatives with a weighted average price of $60.98. We reset the weighted average price to $59.64 on 0.5 million equity derivatives and received net proceeds of $3 million. At the same time, we reset the expiry dates on certain of our equity derivatives to April 2023 (from April 2021).

During the three months ended March 31, 2022, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2023 (from April 2022).

Cash settlements on debt derivatives and forward contracts
The tables below summarize the net proceeds (payments) on settlement of debt derivatives and forward contracts during the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			—			9
US commercial paper program			27			48
Senior and subordinated notes			—			(75)
Forward starting cross-currency swaps			—			43
Interest rate derivatives (Cdn$)			—			113
Interest rate derivatives (US$)	—	—	—	(129)	1.279	(165)

Net proceeds (payments) on settlement of debt derivatives and forward contracts			27			(27)

	Three months ended September 30, 2021	Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Cdn$ settlements	Cdn$ settlements

US commercial paper program	(11)	(16)

Net payments on settlement of debt derivatives and forward contracts	(11)	(16)

Fair Values of Financial Instruments
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of restricted cash and cash equivalents approximates its fair value because of the short-term nature of how the funds have been invested. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of our interest rate derivatives is determined by discounting to the measurement date the cash flows that result from multiplying the interest rate derivative's notional amount by the difference between the period-end market forward rate and the forward rate in each derivative.

Rogers Communications Inc.	18	Third Quarter 2022

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at September 30, 2022 or December 31, 2021 and there were no transfers between Level 1, Level 2, or Level 3 during the three or nine months ended September 30, 2022 or 2021.

Below is a summary of our financial instruments carried at fair value as at September 30, 2022 and December 31, 2021.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31
(In millions of dollars)	2022	2021	2022	2021	2022	2021

Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	1,100	1,581	1,100	1,581	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	1,555	1,453	—	—	1,555	1,453
Debt derivatives not accounted for as hedges	103	11	—	—	103	11
Interest rate derivatives accounted for as cash flow hedges	—	40	—	—	—	40
Expenditure derivatives accounted for as cash flow hedges	126	11	—	—	126	11
Equity derivatives not accounted for as hedges	9	36	—	—	9	36

Total financial assets	2,893	3,132	1,100	1,581	1,793	1,551

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	244	343	—	—	244	343
Interest rate derivatives accounted for as cash flow hedges	—	283	—	—	—	283
Expenditure derivatives accounted for as cash flow hedges	—	30	—	—	—	30
Equity derivatives not accounted as hedges	9	—	—	—	9	—

Total financial liabilities	253	656	—	—	253	656

Below is a summary of the fair value of our long-term debt as at September 30, 2022 and December 31, 2021.

	As at September 30, 2022		As at December 31, 2021
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	32,235	29,723	18,688	20,790
1    Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

Rogers Communications Inc.	19	Third Quarter 2022

NOTE 12: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at September 30	As at December 31
(In millions of dollars)	2022	2021

Current financing receivables	1,776	1,792
Long-term financing receivables	716	854

Total financing receivables	2,492	2,646

NOTE 13: INVESTMENTS

	As at September 30	As at December 31
(In millions of dollars)	2022	2021

Investments in:
Publicly traded companies	1,100	1,581
Private companies	48	53
Investments, measured at FVTOCI	1,148	1,634
Investments, associates and joint ventures	847	859

Total investments	1,995	2,493

NOTE 14: SHORT-TERM BORROWINGS

	As at September 30	As at December 31
(In millions of dollars)	2022	2021

Receivables securitization program	2,000	800
US commercial paper program (net of the discount on issuance)	1,015	893
Non-revolving credit facility borrowings	—	507

Total short-term borrowings	3,015	2,200

Rogers Communications Inc.	20	Third Quarter 2022

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2022 and 2021.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			—			1,200
Net proceeds received from receivables securitization			—			1,200

Proceeds received from US commercial paper	2,052	1.317	2,702	5,295	1.288	6,818
Repayment of US commercial paper	(1,963)	1.308	(2,568)	(5,265)	1.285	(6,766)
Net proceeds received from US commercial paper			134			52

Proceeds received from non-revolving credit facilities (Cdn$)			—			495
Total proceeds received from non-revolving credit facilities			—			495

Repayment of non-revolving credit facilities (Cdn$)			—			(495)
Repayment of non-revolving credit facilities (US$)	—	—	—	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			—			(1,002)

Net repayment of non-revolving credit facilities			—			(507)

Net proceeds received from short-term borrowings			134			745

		Three months ended September 30, 2021			Nine months ended September 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			—			150
Net proceeds received from receivables securitization			—			150

Proceeds received from US commercial paper	1,137	1.266	1,439	1,957	1.261	2,467
Repayment of US commercial paper	(630)	1.262	(795)	(1,570)	1.259	(1,976)
Net proceeds received from US commercial paper			644			491

Proceeds received from non-revolving credit facilities (US$)	400	1.255	502	400	1.255	502
Net proceeds received from non-revolving credit facilities			502			502

Net proceeds received from short-term borrowings			1,146			1,143

Receivables Securitization Program
Below is a summary of our receivables securitization program as at September 30, 2022 and December 31, 2021.

	As at September 30	As at December 31
(In millions of dollars)	2022	2021

Receivables sold to buyer as security	2,906	2,679
Short-term borrowings from buyer	(2,000)	(800)

Overcollateralization	906	1,879

Rogers Communications Inc.	21	Third Quarter 2022

Below is a summary of the activity related to our receivables securitization program for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Receivables securitization program, beginning of period	2,000	800	800	650
Net proceeds received from receivables securitization	—	—	1,200	150

Receivables securitization program, end of period	2,000	800	2,000	800

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. In May 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2 billion. In October 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2.4 billion. We will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our interim condensed consolidated statement of financial position.

The terms of our receivables securitization program are committed until its expiry, which we extended this year to an expiration date of April 25, 2024. The buyer's interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and nine months ended September 30, 2022 and 2021.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	649	1.288	836	704	1.268	893
Net proceeds received from US commercial paper	89	n/m	134	30	n/m	52
Discounts on issuance [1]	2	n/m	4	6	1.333	8
Loss on foreign exchange [1]			41			62

US commercial paper program, end of period	740	1.372	1,015	740	1.372	1,015
n/m - not meaningful
1 Included in finance costs.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	329	1.237	407	449	1.272	571
Net proceeds received from US commercial paper	507	1.270	644	387	1.269	491
Loss on foreign exchange [1]			14			3

US commercial paper program, end of period	836	1.274	1,065	836	1.274	1,065
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Rogers Communications Inc.	22	Third Quarter 2022

Non-Revolving Credit Facility
The tables below summarize the activity relating to our non-revolving credit facilities for the three and nine months ended September 30, 2022 and 2021. In February 2022, we repaid the outstanding US$400 million and terminated the facility.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Non-revolving credit facility, beginning of period	—	—	—	400	1.268	507
Net repayment of non-revolving credit facility	—	—	—	(400)	1.268	(507)

Non-revolving credit facility, end of period	—	—	—	—	—	—

		Three months ended September 30, 2021			Nine months ended September 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Non-revolving credit facility, beginning of period	—	—	—	—	—	—
Net proceeds received from non-revolving credit facility	400	1.255	502	400	1.255	502
Loss on foreign exchange [1]			8			8

Non-revolving credit facility, end of period	400	1.275	510	400	1.275	510
1 Included in finance costs.

Committed Credit Facility
In March 2021, in connection with the Transaction (see note 22), we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. As a result of entering into a $6 billion term loan facility related to the Transaction during the three months ended June 30, 2021, the maximum amount we could have drawn on this committed facility decreased to $13 billion. Subsequently, as a result of issuing US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see note 15) during the three months ended March 31, 2022, the maximum amount we could have drawn decreased to nil and the facility was terminated.

Rogers Communications Inc.	23	Third Quarter 2022

NOTE 15: LONG-TERM DEBT

			Principal amount	Interest rate	As at September 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2022	2021

Senior notes	2022	US	750	Floating	—	951
Senior notes	2022		600	4.000%	—	600
Senior notes	2023	US	500	3.000%	685	634
Senior notes	2023	US	850	4.100%	1,165	1,078
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	1,000	2.950%	1,371	—
Senior notes	2025		1,250	3.100%	1,250	—
Senior notes	2025	US	700	3.625%	960	886
Senior notes	2026	US	500	2.900%	685	634
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes	2027	US	1,300	3.200%	1,782	—
Senior notes	2029		1,000	3.750%	1,000	—
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2032	US	2,000	3.800%	2,742	—
Senior notes	2032		1,000	4.250%	1,000	—
Senior debentures [1]	2032	US	200	8.750%	274	254
Senior notes	2038	US	350	7.500%	480	444
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	1,028	—
Senior notes	2043	US	500	4.500%	685	634
Senior notes	2043	US	650	5.450%	891	823
Senior notes	2044	US	1,050	5.000%	1,439	1,331
Senior notes	2048	US	750	4.300%	1,028	951
Senior notes	2049	US	1,250	4.350%	1,713	1,585
Senior notes	2049	US	1,000	3.700%	1,371	1,268
Senior notes	2052	US	2,000	4.550%	2,741	—
Senior notes	2052		1,000	5.250%	1,000	—
Subordinated notes [2]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [2]	2082	US	750	5.250%	1,028	—
					33,118	18,873
Deferred transaction costs and discounts					(883)	(185)
Less current portion					(685)	(1,551)

Total long-term debt					31,550	17,137
1    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2022 and December 31, 2021.
2    The subordinated notes can be redeemed at par on the respective five-year anniversary or on any subsequent interest payment date.

Rogers Communications Inc.	24	Third Quarter 2022

The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2022 and 2021.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (Cdn$)			—			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total issuances of senior notes			—			13,304

Senior note repayments (Cdn$)			—			(600)
Senior note repayments (US$)	—	—	—	(750)	1.259	(944)
Total senior notes repayments			—			(1,544)

Net issuance of senior notes			—			11,760

Subordinated note issuances (US$)	—	—	—	750	1.268	951

Net issuance of long-term debt			—			12,711

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note repayments (Cdn$)			—			(1,450)

Net repayment of long-term debt			—			(1,450)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Long-term debt net of transaction costs, beginning of period	31,456	16,442	18,688	18,201
Net issuance (repayment) of long-term debt	—	—	12,711	(1,450)
Loss on foreign exchange	1,322	315	1,534	8
Deferred transaction costs incurred	(557)	—	(726)	(11)
Amortization of deferred transaction costs	14	4	28	13

Long-term debt net of transaction costs, end of period	32,235	16,761	32,235	16,761

During the nine months ended September 30, 2022, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with the Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. As at September 30, 2022, we had not drawn on the credit facility.

In April 2021, we entered into a $6 billion term loan facility related to the Transaction consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Transaction. The first tranche matures three years after the Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid. In May 2022, we extended the drawdown period of the term loan facility to December 31, 2022. In September 2022, we further extended the drawdown period of the term loan facility to December 31, 2023.

In April 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche to April 2026 and the $1 billion tranche to April 2024, both from March 2022.

Rogers Communications Inc.	25	Third Quarter 2022

Senior and Subordinated Notes
Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued during the nine months ended September 30, 2022. We did not issue any senior or subordinated notes or related debt derivatives during the nine months ended September 30, 2021.

(In millions of dollars, except interest rates and discounts)							Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Upon issuance	Upon modification [3]

2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	—
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	35
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	—
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	56
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	39
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	112
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	40
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	64
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	168
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	43
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Accounted for as a modification of the respective financial liabilities.
4    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
5    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$740 million ($938 million) from the issuance.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion, in order to partially finance the cash consideration for the Transaction (Shaw senior note financing). Each of the notes (except the $1.25 billion senior notes due 2025) contains a "special mandatory redemption" provision (SMR notes), which required them to be redeemed at 101% of their principal amount (plus accrued interest) if the Transaction was not consummated prior to December 31, 2022 (SMR outside date). At the same time, we terminated the committed credit facility we had arranged in March 2021. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the cash consideration portion of the Transaction upon closing and as such, we have recognized approximately $12.8 billion of the net proceeds as "restricted cash and cash equivalents" on our interim condensed consolidated statement of financial position.

In August 2022, we received consent from the SMR note holders to extend the SMR outside date to December 31, 2023, to ensure this financing remains in place should the Transaction close after December 31, 2022. As a result, we paid an initial consent fee to the note holders, including other directly attributable transaction costs, in September 2022 of $557 million ($121 million and US$331 million). Should the Transaction not close prior to December 31, 2022, and if we have not become obligated to complete a special mandatory redemption, we will be required to pay to the SMR note holders an additional consent fee of approximately $254 million ($55 million and US$152 million) on or before January 9, 2023. We have not recognized a liability for this contingency.

Concurrent with the Shaw senior note financing, we terminated certain derivatives (see note 11) we had entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Rogers Communications Inc.	26	Third Quarter 2022

Repayment of senior notes and related derivative settlements
During the nine months ended September 30, 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

During the nine months ended September 30, 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

During the nine months ended September 30, 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

NOTE 16: LEASES

Below is a summary of the activity related to our lease liabilities for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Lease liabilities, beginning of period	1,997	1,923	1,957	1,835
Net additions	93	102	285	310
Interest on lease liabilities	21	18	58	54
Interest payments on lease liabilities	(19)	(17)	(55)	(50)
Principal payments of lease liabilities	(80)	(71)	(233)	(194)

Lease liabilities, end of period	2,012	1,955	2,012	1,955

NOTE 17: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2022 and 2021.

Date declared	Date paid	Dividend per share (dollars)

January 26, 2022	April 1, 2022	0.50
April 19, 2022	July 4, 2022	0.50
July 26, 2022	October 3, 2022	0.50
		1.50

January 27, 2021	April 1, 2021	0.50
April 20, 2021	July 2, 2021	0.50
July 20, 2021	October 1, 2021	0.50
October 20, 2021	January 4, 2022	0.50
		2.00

On November 8, 2022, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 3, 2023 to shareholders of record on December 9, 2022.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Rogers Communications Inc.	27	Third Quarter 2022

NOTE 18: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net income, for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Stock options	(17)	(11)	(3)	—
Restricted share units	—	7	27	42
Deferred share units	(10)	(10)	(4)	4
Equity derivative effect, net of interest receipt	44	27	30	1

Total stock-based compensation expense	17	13	50	47
As at September 30, 2022, we had a total liability recognized at its fair value of $165 million (December 31, 2021 - $199 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and nine months ended September 30, 2022, we paid $4 million and $60 million (2021 - $17 million and $65 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30, 2022		Nine months ended September 30, 2022
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	10,282,771	$63.57	6,494,001	$61.62
Granted	—	—	4,234,288	$65.73
Exercised	—	—	(270,027)	$51.13
Forfeited	(325,720)	$65.00	(501,211)	$64.26

Outstanding, end of period	9,957,051	$63.52	9,957,051	$63.52

Exercisable, end of period	3,084,989	$62.13	3,084,989	$62.13

	Three months ended September 30, 2021		Nine months ended September 30, 2021
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	5,677,691	$62.06	4,726,634	$62.10
Granted	—	—	1,032,345	$62.20
Exercised	—	—	(10,988)	$58.45
Forfeited	—	—	(70,300)	$67.58

Outstanding, end of period	5,677,691	$62.06	5,677,691	$62.06

Exercisable, end of period	2,361,797	$59.66	2,361,797	$59.66

Included in the above table are grants of nil and 2,469,014 performance options to certain key executives during the three and nine months ended September 30, 2022 (2021 - nil), respectively. These performance options have certain non-market vesting conditions related to the Transaction.

Unrecognized stock-based compensation expense related to stock option plans was $9 million as at September 30, 2022 (December 31, 2021 - $11 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Rogers Communications Inc.	28	Third Quarter 2022

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2022	2021	2022	2021

Outstanding, beginning of period	2,723,973	2,747,282	2,691,288	2,573,894
Granted and reinvested dividends	23,278	53,256	959,184	1,209,288
Exercised	(22,457)	(152,548)	(631,776)	(1,014,042)
Forfeited	(154,832)	(37,352)	(448,734)	(158,502)

Outstanding, end of period	2,569,962	2,610,638	2,569,962	2,610,638

Included in the above table are grants of nil and 206,719 performance RSUs to certain key executives during the three and nine months ended September 30, 2022 (2021 - 10,815 and 291,007), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $52 million as at September 30, 2022 (December 31, 2021 - $64 million) and will be recognized in net income within periods of up to the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2022	2021	2022	2021

Outstanding, beginning of period	1,249,563	1,575,102	1,421,342	1,619,941
Granted and reinvested dividends	16,796	18,167	41,934	61,409
Exercised	(7,327)	(28,531)	(203,728)	(116,513)
Forfeited	—	—	(516)	(99)

Outstanding, end of period	1,259,032	1,564,738	1,259,032	1,564,738

We did not grant any performance DSUs during the three or nine months ended September 30, 2022 (2021 - 1,764 and 5,569), respectively.

There was no unrecognized stock-based compensation expenses related to these DSUs as at September 30, 2022 or December 31, 2021. All DSUs granted are fully vested.

NOTE 19: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and nine months ended September 30, 2022 and 2021 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper, and with Vancouver Professional Baseball LLP, which is controlled by our Director John C. Kerr. Dream is a real estate company that rents spaces in office and residential buildings. Vancouver Professional Baseball LLP controls the Vancouver Canadians, the Toronto Blue Jays High-A affiliate minor league team. Total amounts paid to each of these related parties were nominal for the three and nine months ended September 30, 2022.

Rogers Communications Inc.	29	Third Quarter 2022

We recognized these transactions at the amounts agreed to by the related parties, which were also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

NOTE 20: CONTINGENT LIABILITIES

July 2022 network outage
On July 8, 2022, a network outage occurred across both wireless and wireline services following a maintenance update in our core network that caused some of our routers to malfunction. We disconnected the specific equipment and redirected traffic, which allowed our network and services to come back online over time as we managed traffic volumes returning to normal levels.

As a result of the network outage, and our promise to customers that we would proactively provide five days of credits on their services, we refunded approximately $150 million. The amount refunded has been recognized in our interim condensed consolidated statement of income as a reduction of revenue.

Further, three applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. Each of the remaining two applications seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each remaining application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of these applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Accounts receivable, excluding financing receivables	2	(109)	84	47
Financing receivables	(54)	(153)	153	(534)
Contract assets	4	77	7	381
Inventories	125	71	210	83
Other current assets	11	24	(1)	(8)
Accounts payable and accrued liabilities	127	207	(344)	132
Contract and other liabilities	(61)	(37)	(60)	(14)

Total change in net operating assets and liabilities	154	80	49	87

NOTE 22: SHAW TRANSACTION

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction is subject to other customary closing conditions, including receipt of applicable approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date

Rogers Communications Inc.	30	Third Quarter 2022

for the Transaction to December 31, 2022 (which outside date may be further extended to January 31, 2023 at the option of Rogers or Shaw).

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the three months ended June 30, 2021, we entered into the $6 billion term loan facility related to the Transaction, which served to reduce the amount available under the committed credit facility to $13 billion. During the three months ended March 31, 2022, we issued the Shaw senior note financing, which served to reduce the amount available under the committed credit facility to nil and the facility was terminated. See note 14 for more information on the committed facility and note 15 for more information on the senior notes. We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

On March 24, 2022, the Canadian Radio-television and Telecommunications Commission (CRTC) approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications. The CRTC approval only relates to the broadcasting elements of the Transaction.

On May 9, 2022, the Competition Bureau (Bureau) announced it had filed applications to the Competition Tribunal (Tribunal) opposing the Transaction and requesting an injunction to prevent closing of the Transaction until the Bureau's application to challenge the Transaction could be decided. On May 30, 2022, Rogers and Shaw agreed with the Bureau that we would not seek to close the Transaction until we reached an agreement with the Bureau or the Tribunal rules in our favour.

On June 17, 2022, we announced a divestiture agreement with Shaw and Quebecor Inc. (Quebecor) for the sale of Freedom Mobile Inc. (Freedom) to Quebecor (Freedom Transaction). The agreement provides for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction also includes long-term agreements to provide transport (including backhaul and backbone), roaming, and other services to Quebecor. Rogers and Quebecor will provide each other with customary transition services as necessary to operate Freedom's business for a reasonable period of time post-closing and to facilitate the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The agreement does not contemplate the divestiture of Shaw Mobile-branded wireless subscribers. Under the terms of the agreement, Quebecor has agreed to pay $2.85 billion on a cash-free, debt-free basis.

The Freedom Transaction is conditional, among other things, on the completion of the Transaction, clearance under the Competition Act (Canada), and the approval of the Minister of Innovation, Science and Industry and would close substantially concurrently with closing of the Transaction. On August 12, 2022, we announced we had entered into definitive agreements with Quebecor.

On October 25, 2022, the Minister for Innovation, Science and Industry as an administrative matter denied our initial March 2021 request, which had not been withdrawn despite the proposed Freedom Transaction, to transfer Freedom's spectrum licences to Rogers. In contemplation of the proposed Freedom Transaction, the Minister set out certain conditions (which Quebecor announced its attention to accept) before the Minister would consider approving a transfer of Freedom's spectrum licences to Videotron Inc. (Videotron). The proposed Freedom Transaction continues to be reviewed by Innovation, Science and Economic Development Canada.

On October 27, 2022, Rogers, Shaw, and Videotron participated in a scheduled mediation session with the Bureau, which did not yield a negotiated settlement. As a result, the Tribunal process commenced on November 7, 2022.

Rogers Communications Inc.	31	Third Quarter 2022